Exhibit 99.2

Form 51-102F3
Material Change Report

Item 1.	Name and Address of Company

Endeavour Silver Corp. (“Endeavour” or the “Company”)
1130 – 609 Granville Street
Vancouver, British Columbia
Canada V7Y 1G5

Item 2.	Date of Material Change

November 20, 2024

Item 3.	News Release

News Release dated November 20, 2024 was disseminated through GlobeNewswire.

Item 4.	Summary of Material Change

On November 20, 2024, the Company entered into an agreement with a syndicate of underwriters (the “Underwriters”) led by BMO Capital Markets, pursuant to which the Underwriters have agreed to buy on a bought-deal basis 15,825,000 common shares of the Company (the “Common Shares”), at a price of US$4.60 per Common Share for aggregate gross proceeds of US$72,795,000 (the “Offering”). The Company has granted the Underwriters an option, exercisable in whole or in part for a period of 30 days following the closing of the Offering, to purchase up to an additional 10% of the Common Shares offered under the Offering to cover over-allotments, if any.

Item 5.1	Full Description of Material Change

On November 20, 2024, the Company entered into an agreement with the Underwriters led by BMO Capital Markets, pursuant to which the Underwriters have agreed to buy on a bought-deal basis the Common Shares, at a price of US$4.60 per Common Share for aggregate gross proceeds of US$72,795,000 . The Company has granted the Underwriters an option, exercisable in whole or in part for a period of 30 days following the closing of the Offering, to purchase up to an additional 10% of the Common Shares offered under the Offering to cover over-allotments, if any.

The principal objectives for use of the net proceeds of the Offering are for general working capital and the advancement of the Pitarrilla Project.

The Offering is expected to close on or about November 27, 2024 and is subject to Endeavour receiving all necessary regulatory approvals and the approval of the Toronto Stock Exchange and the New York Stock Exchange.

The Common Shares will be offered in all provinces of Canada (except Quebec) pursuant to a short form base shelf prospectus (the “Base Shelf Prospectus”) as accompanied by a prospectus supplement (the “Prospectus Supplement”) and will be offered in the United States pursuant to a prospectus supplement to a base shelf prospectus forming part of the Company’s registration statement on Form F-10 (together with any amendments thereto, the “Registration Statement”) registering the Common Shares under the United States Securities Act of 1933, as amended, pursuant to the Multi-Jurisdictional Disclosure System adopted by the United States and Canada. The final prospectus supplement will be filed with the securities commissions and other similar regulatory authorities in each of the provinces of Canada, except Quebec, and the United States, within two business days. The Common Shares may also be offered on a private placement basis in certain jurisdictions outside of Canada and the United States pursuant to applicable prospectus exemptions. However, there will not be any sale of Common Shares in any province, state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the applicable securities laws of such province, state or jurisdiction.

Item 5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

Daniel Dickson, Chief Executive Officer
Telephone: (604) 685-9775

Item 9.	Date of Report

November 21, 2024

Cautionary Note Regarding Forward-Looking Statements

This material change report contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within applicable Canadian securities legislation. Such forward-looking statements and information herein include but are not limited to statements regarding the anticipated Offering, including the securities and their terms, the Underwriters, the timing of the Offering, the filing of the prospectus supplement, the jurisdictions in which the securities will be offered, the intended use of proceeds and the closing of the Offering, including the satisfaction and timing of the receipt of all required regulatory approvals, including the approval of the TSX and NYSE, and other conditions to closing the Offering.

Forward-looking statements or information involve known and unknown risks, uncertainties, and other factors that may cause actual events to be materially different from those expressed or implied by such statements. Such factors include but are not limited to the timing of, and ability to obtain, regulatory approvals; changes in production and costs guidance; the ongoing effects of inflation and supply chain issues on mine economics; national and local governments’ legislation, taxation, controls, regulations and political or economic developments in Canada, Chile, the USA and Mexico; financial risks due to precious metals prices; operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining; the speculative nature of mineral exploration and development; risks in obtaining necessary licenses and permits; continued compliance with the project loan debt facility; fluctuations in the prices of silver and gold; fluctuations in the currency markets (particularly the Mexican peso, Chilean peso, Canadian dollar and US dollar); and challenges to the Company's title to properties; as well as those factors described in the section "risk factors" contained in the Company's most recent form 40F/Annual Information Form filed with the SEC and Canadian securities regulatory authorities.

Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to the continued operation of the Company's mining operations, no material adverse change in the market price of commodities, mining operations will operate and the mining products will be completed under management's expectations and achieve their stated production outcomes, and such other assumptions and factors as set out herein. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, other factors may cause results to be materially different from those anticipated, described, estimated, assessed, or intended. These forward-looking statements represent the Company’s views as of the date of this material change report. There can be no assurance that any forward-looking statements or information will be accurate, as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information. The Company does not intend to and does not assume any obligation to update forward-looking statements or information other than as required by applicable law.

2